Internet Security Systems, Inc.

6303 Barfield Road

Atlanta, Georgia  30328

August 25, 2006

VIA EDGAR

United States Securities & Exchange Commission

Room 4561

Washington, D.C.  20549

Attn.: David Edgar

Re                    Internet Security Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 6, 2006
File No. 000-23655

Dear Mr. Edgar:

On behalf of Internet Security Systems, Inc. (the “Company”), this letter responds to the comments of the Staff of the Commission to the above-referenced filing, as set forth in the letter from Mr. Brad Skinner, Accounting Branch Chief, dated August 16, 2006.  The Company’s response is set forth immediately below the text of the Staff comment.

Note 11. Segments and Geographic Information

1.               Staff Comment:

We have read your response to prior comment number 4 and note that you do not believe that disclosure at the country level is required or useful because no single foreign country has revenues that are material for separate disclosure. However, revenues derived in Japan exceeded 10% of your consolidated revenues in two of the last three years. Please explain why you do not consider 10% of your revenues material.

Company Response:

In our response, we stated that we believe our disclosure by geographic region of: Americas, EMEA, and Asia/Pacific, is useful information for investors, and that additional disclosure at the country level is not required or useful because no single country has revenues that are material for separate disclosure.  The concept of materiality as applied here is in the context of the SFAS 131 disclosure requirements and the financial information by geographic region which is already being disclosed.  The Americas, EMEA, and Asia/Pacific regions represented 63%, 22%, and 15%, respectively, of total revenues for 2005. Considering our geographic disclosure of revenues by region, the revenues attributed to each region, and the amount of Japan revenues (being 10.5%, 9.1%, and 10.1% of total revenues in the years ended 2005,

2004, and 2003, respectively), we do not believe that additional separate disclosure of Japan revenues (apart from the Asia/Pacific region) was required. In addition, the “chief operating decision maker” reviews operating results, makes resource allocation decisions, and assesses operating performance at the region level (not country level).

However, in light of your comment we propose to change our future filings to include separate disclosure for any country exceeding 10% of total revenues.

* * * * * * *

If the Staff has any questions or further comments, please direct them to the undersigned at (404) 236-4064, or to Jay Hopkins, the Company’s Corporate Controller, at (404) 236-4012.

Sincerely,

Raghavan Rajaji
Senior Vice President and Chief Financial Officer